Exhibit 2.2
FIRST AMENDMENT
TO
AGREEMENT AND PLAN OF MERGER
     This First Amendment to Agreement and Plan of Merger (“First Amendment”) is made and entered into as of April 9, 2004, by and among SPI Petroleum LLC, a Delaware limited liability company (the “Parent”), Simons Acquisition Co., Inc., a Texas corporation (“Merger Sub”), Simons Petroleum, Inc., a Texas corporation (the “Company”), and Simons Texas Limited Partnership, a Texas limited partnership and holder of a majority of the outstanding capital stock of the Company (“Principal Shareholder”).
     WHEREAS, the parties entered into that certain Agreement and Plan of Merger dated as of January 16, 2004 (the “Merger Agreement”), pursuant to which, among other things, the Parent will acquire the Company as a result of the merger of the Merger Sub with and into the Company;
     WHEREAS, the parties desire to amend the Merger Agreement as set forth below;
     NOW, THEREFORE, in consideration of the premises, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
     1. Amendments to Stock Conversion Provisions. Section 2.5(a) of the Merger Agreement is hereby deleted and replaced with the following:
“(a) Merger Sub Capital Stock. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and such stock shall constitute all of the issued and outstanding capital stock of the Surviving Corporation.”
     2. Liquidity Holdback. Section 3.4 of the Merger Agreement is hereby amended by adding a new subsection (j) which reads in its entirety as follows:
“(j) Liquidity Holdback. In addition to the SPI Holdback, an aggregate of $1,000,000 (the “Liquidity Holdback”) of the Cash Consideration shall be withheld from the Merger Consideration otherwise payable to the Shareholders and released pursuant to this Section 3.4(j). On January 31, 2005, the Parent shall pay (or cause any of its Affiliates to pay) to the Shareholders, in the proportions set forth in Schedule 2.5(c), the Liquidity Holdback, plus accrued but unpaid interest of 5% per annum (compounded monthly) beginning at the Effective Time. The payment of the Liquidity Holdback on January 31, 2005 is unconditional and not subject to any deductions or right of set off. Notwithstanding anything in this Section 3.4 to the contrary, in the event the Parent (or its Affiliates)

fails to pay in full when due the Liquidity Holdback plus accrued and unpaid interest due the Shareholders pursuant to this Section 3.4(j), the full amount of any unreleased SPI Holdback will be due and payable immediately pursuant to Section 3.4(d) whether earned or not.”
     3. Clarification of Holdback References. In order to reflect the addition of the Liquidity Holdback to Section 3.4 of the Merger Agreement, each reference to a “holdback” that refers to Section 3.4 of the Merger Agreement is hereby deemed to refer to and include both the SPI Holdback and the Liquidity Holdback.
     4. Amendment to Closing Date Provision. Section 4.1 of the Merger Agreement is amended to extend the date before which the Closing will occur until April 9, 2004. Accordingly, the reference to “February 10, 2004” in Section 4.1 of the Merger Agreement is hereby changed to “April 9, 2004.”
     5. Amendment to Termination Provision. Section 11.1 of the Merger Agreement is amended to extend the date referenced in subsection (e) thereof until April 9, 2004, after which the Parent or the Principal Shareholder may terminate the Merger Agreement in accordance with the provisions of Section 11.1. Accordingly, the reference to “February 10, 2004” contained in subsection (e) of Section 11.1 of the Merger Agreement is hereby changed to “April 9, 2004.”
     6. Ratification. The Merger Agreement shall be amended and modified only in the particulars set forth in this First Amendment, and each of the parties ratifies and confirms the Merger Agreement as amended herein; provided the term “Disclosure Schedules” shall mean the Disclosure Schedules delivered with the Merger Agreement as supplemented by the Supplemental Disclosure Schedules delivered in connection with this First Amendment.
     7. Miscellaneous.
     This First Amendment is irrevocable, and may not be amended, modified or supplemented except by written instrument executed by the parties hereto.
     This First Amendment shall inure to the benefit of the parties hereto, their respective successors and assigns.
     This First Amendment shall be governed by and construed in accordance with the laws of the State of Texas.
     This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     Any capitalized term not otherwise defined herein shall have the meaning given to it in the Merger Agreement.
     Except as expressly provided in this First Amendment, all of the terms and provisions contained in the Merger Agreement remain unchanged.

     IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first above written.

PARENT:

SPI Petroleum LLC,
a Delaware limited liability company

By:	/s/ Chester J. Jachimiec

Name:	Chester J. Jachimiec
Its:	President

MERGER SUB:

Simons Acquisition Co., Inc.,
a Texas corporation

By:	/s/ Chester J. Jachimiec

Name:	Chester J. Jachimiec
Its:	President

COMPANY:

Simons Petroleum, Inc.,
a Texas corporation

By:	/s/ Roger N. Simons

Name:	Roger N. Simons
Its:	President

PRINCIPAL SHAREHOLDER:

Simons Texas Limited Partnership,
a Texas limited partnership

By:	Simons Capital Texas Corporation, a Texas corporation, its general partner

By:	/s/ Kenneth W. Bain

Name:	Kenneth W. Bain
Its:	President
0454772.02